OppenheimerFunds, Inc.
Two World Financial Center
225 Liberty Street, 11th Floor
New York, New York 10281-1008

June 30, 2010

VIA EDGAR

Securities and Exchange Commission
Mail Stop 0-7, Filer Support
6432 General Green Way
Alexandria, VA 22312

           Re:     Oppenheimer Senior Floating Rate Fund

Reg. No. 333-166297; File No. 811-09373

To the Securities and Exchange Commission:

In response to the comment received today from the Securities and Exchange Commission (the "Commission") Staff regarding the initial registration statement on Form N-1A, filed on April 26, 2010, (the “Registration Statement”) of Oppenheimer Senior Floating Rate Fund (the “Fund”), and Pre-Effective Amendments Numbers 1 and 2 to the Registration Statement, we hereby confirm that, as of the close of business on June 29, 2010, the illiquid securities held by the Fund constituted less than 14.1% of the total assets in the Fund's portfolio.

The Commission Staff is requested to address any comments or questions on this filing to the undersigned at:

OppenheimerFunds, Inc.
Two World Financial Center
225 Liberty Street, 16th Floor
New York, New York 10281-1008
212-323-5089
nvann@oppenheimerfunds.com

Sincerely,

/s/ Nancy S. Vann

Nancy S. Vann
Vice President & Associate Counsel

cc:     Valerie Lithotomos, Esq.
     Kevin Rupert
     Kathleen T. Ives, Esq.